As filed with the Securities and Exchange Commission on September 27, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
HearUSA, Inc.
(Exact name of registrant as specified in its charter)

Delaware	22 2748248
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
1250 Northpoint Parkway
West Palm Beach, Florida 33407
(561) 478-8770
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Stephen J. Hansbrough
Chief Executive Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407
(561) 478-8770
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies of all correspondence to:
LaDawn Naegle, Esq.
Bryan Cave LLP
700 13th Street, N.W., Suite 700
Washington, D.C. 20005 3960
(202) 508-6000
     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed	Amount
	Amount	Maximum	Maximum	of
Title of	to be	Offering Price	Aggregate	Registration
Class(1)	Registered(2)	Per Share(3)	Offering Price(3)	Fee
Common Stock $0.10 par value per share	1,554,960	$1.59	$2,472,387	$291.00

(1)	Pursuant to the Amended and Restated Rights Agreement between the Registrant and the Bank of New York, as Rights Agent, dated as of July 11, 2002, Preferred Stock Purchase Rights are attached to and trade with the common stock. Value attributed to such Preferred Stock Purchase Rights, if any, is reflected in the market price of the common stock.
(2)	This Registration Statement also registers such indeterminate number of additional shares as may be issued or issuable as a result of stock splits, stock dividends or similar transactions covered by Rule 416 under the Securities Act of 1933, as amended.
(3)	Estimated solely for the purposes of determining the registration fee pursuant to Rule 475(c), based on the average of the high and low sales prices for the common stock as reported on the American Stock Exchange on September 21, 2005.
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.
Subject to Completion Dated September 26, 2005
PROSPECTUS
HearUSA, Inc.
Common Stock
     The selling stockholders may offer to sell from time to time up to 1,554,960 shares of the common stock of HearUSA, Inc. All of these shares are underlying warrants. HearUSA will not receive any of the proceeds from sales of these shares of common stock by the selling stockholders, although we will receive cash proceeds from the exercise of warrants by the selling stockholders prior to the sale of the shares underlying these warrants.
     The selling stockholders may sell the shares of common stock offered by this prospectus at prices determined by the prevailing market prices for the common stock or in negotiated transactions. The selling stockholders may also sell the shares to or with the assistance of broker-dealers.
     HearUSA common stock is traded on the American Stock Exchange under the symbol “EAR.” On September 23, 2005, the last reported sale price of the common stock on the American Stock Exchange was $1.74 per share.

     Before buying any shares, you should read the discussion of risks under “Risk Factors” beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2005

 i

THE COMPANY
     HearUSA, Inc. has a network of 134 company-owned hearing care centers in eight states and the Province of Ontario, Canada. We also sponsor approximately 1,400 credentialed audiology providers as part of a nationwide network of providers that participate in selected hearing benefit programs contracted by the company with employer groups, health insurers and benefit sponsors in 49 states. The centers and the network providers provide audiological products and services for the hearing impaired.
     We seek to increase our market share and market penetration in our center and network markets through creative marketing and an organized delivery system that targets both the medical and consumer communities. Our strategy for increasing market penetration includes advertising to the non-insured self-pay market, positioning our company as the leading provider of hearing care to healthcare providers and increasing awareness of physicians about hearing care services and products in our geographic markets. We believe we are well positioned to successfully address the concerns of access, quality and cost for the patients of managed care and other health insurance companies; the diagnostic needs of referring physicians; and ultimately, the hearing health needs of the public in general.
     HearUSA was incorporated in Delaware on April 11, 1986 under the name HEARx Ltd., and formed HEARx West LLC, a fifty-percent owned joint venture with Kaiser Permanente, in 1998. In July 2002, we acquired Helix Hearing Care of America Corp. and changed our name from HEARx Ltd. to HearUSA, Inc. Our principal executive offices are located at 1250 Northpoint Parkway, West Palm Beach, Florida 33407, and our telephone number is (561) 478-8770.

RISK FACTORS
     This offering involves a high degree of risk. You should carefully consider the following risks and all other information contained and incorporated by reference in this prospectus before purchasing the common stock offered by this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of may become important factors that affect us. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.
HearUSA has a history of operating losses and may never be profitable.
     HearUSA has incurred net losses in each year since its organization, and its accumulated deficit at July 2, 2005 was $102,259,259. We expect quarterly and annual operating results to fluctuate, depending primarily on the following factors:
•	Timing of product sales;

•	Level of consumer demand for our products;

•	Timing and success of new centers; and

•	Timing and amounts of payments by health insurance and managed care organizations.
     There can be no assurance that HearUSA will achieve profitability in the near or long term or ever.
We may not effectively compete in the hearing care industry.
     The hearing care industry is highly fragmented and barriers to entry are low. Approximately 11,000 practitioners provide testing and dispense products and services that compete with those provided and sold by HearUSA. We also compete with small retailers, as well as large networks of franchisees and distributors established by larger companies, such as those manufacturing and selling Miracle Ear and Beltone products. Some of the larger companies have far greater resources than HearUSA and could expand and/or change their operations to capture the market targeted by HearUSA. Large discount retailers, such as Costco Wholesale Corporation, also sell hearing aids and present a competitive threat in our markets. In addition, it is possible that the hearing care market could be effectively consolidated by the establishment of cooperatives, alliances or associations that could compete more successfully for the market targeted by us.
We are dependent on manufacturers who may not perform.
     HearUSA is not a hearing aid manufacturer. We rely on major manufacturers to supply our hearing aids and to supply hearing enhancement devices. A significant disruption in supply from any or all of these manufacturers could materially adversely affect our business. Our strategic and financial relationship with Siemens Hearing Instruments, Inc. requires us to purchase from Siemens a certain portion of our requirements of hearing aids at specified prices for a period of ten years, with separate requirements for each five-year period. Although Siemens is the world’s largest manufacturer of hearing devices, there can be no assurance that Siemens’ technology and product line will remain desirable in the marketplace. Furthermore, if Siemens’ manufacturing capacity cannot keep pace with the demand of HearUSA and other customers, our business may be adversely affected.
We rely on qualified audiologists, without whom our business may be adversely affected.
     HearUSA currently employs approximately 175 licensed hearing professionals, of whom approximately 130 are audiologists and 50 are licensed hearing aid specialists. If we are not able to attract and retain qualified audiologists, we will be less able to compete with networks of hearing aid retailers or with the independent audiologists who also sell hearing aids, and our business may be adversely affected.

We may not be able to maintain existing agreements or enter into new agreements with health insurance and managed care organizations, which may result in reduced revenues.
     HearUSA enters into provider agreements with health insurance companies and managed care organizations for the furnishing of hearing care in exchange for fees. The terms of most of these agreements are to be renegotiated annually, and these agreements may be terminated by either party on 90 days or less notice at any time. There is no certainty that we will be able to maintain these agreements on favorable terms or at all. If we cannot maintain these contractual arrangements or enter into new arrangements, there will be a material adverse effect on our revenues and results of operations. In addition, the early termination or failure to renew the agreements that provide for payment to HearUSA on a per-patient-per-month basis would cause us to lower our estimates of revenues to be received over the life of the agreements. This could have a material adverse effect on our results of operations.
We depend on our joint venture for our California operations and may not be able to attract sufficient patients to our California centers without it.
     HEARx West LLC, our joint venture with Kaiser Permanente, operates 20 full-service centers in California as well as two satellite locations in Kaiser facilities. Since their inception, HEARx West centers have derived approximately two-thirds of their revenues from sales to Kaiser Permanente members, including revenues through an agreement between the joint venture and Kaiser Permanente’s California division servicing its hearing benefited membership. If Kaiser Permanente does not perform its obligations under the agreement, or if the agreement is not renewed upon expiration, the loss of Kaiser patients in the HEARx West centers would adversely affect our business. In addition, HEARx West centers would be adversely affected by the loss of the ability to market to Kaiser members and promote the business within Kaiser’s medical centers, including the referral of potential customers by Kaiser.
We rely on the efforts and success of managed care companies that may not be achieved or sustained.
     Many managed care organizations, including some of those with whom we have contracts, have experienced and are continuing to experience significant difficulties arising from the widespread growth and reach of available plans and benefits. In fact, primarily as a result of these problems of the managed care organizations, we have focused marketing resources on the self-pay market. There can be no assurance that we can maintain all of our centers. We will close centers where warranted, and such closures could have a material adverse effect on us.
We may not be able to maintain JCAHO accreditation, and our revenues may suffer.
     During 1998, HearUSA was awarded a three-year accreditation from the Joint Committee on Accreditation of Healthcare Organizations (JCAHO). We applied and were granted renewal of this accreditation for the Hearx centers for an additional three years, in 2002 and again in 2005. This status distinguishes HearUSA from other hearing care providers and is widely used by our marketing efforts. If we are not able to maintain our accredited status, we will not be able to distinguish HearUSA on this basis and our revenues may suffer. Also, there is no assurance that JCAHO accreditation will extend to Helix centers or the network business.
We are exposed to potential product and professional liability that could adversely affect us if a successful claim is made in excess of insurance policy limits.
     In the ordinary course of its business, HearUSA may be subject to product and professional liability claims alleging that products sold or services provided by the company failed or had adverse effects. We maintain liability insurance at a level which we believe to be adequate. A successful claim in excess of the policy limits of the liability insurance could materially adversely affect our business. As the distributor of products manufactured by others, we believe we would properly have recourse against the manufacturer in the event of a product liability claim. There can be no assurance, however, that recourse against a manufacturer by HearUSA would be successful, or that any manufacturer will maintain adequate insurance or otherwise be able to pay such liability.
Risks Relating to HearUSA Common Stock
The price of the common stock is volatile and could decline.
     The price of HearUSA common stock could fluctuate significantly, and you may be unable to sell your shares at a profit. There are significant price and volume fluctuations in the market generally that may be unrelated to our operating performance, but which nonetheless may adversely affect the market price for HearUSA common stock. The price of our common stock could change suddenly due to factors such as:

•	the amount of our cash resources and ability to obtain additional funding;

•	economic conditions in markets we are targeting;

•	fluctuations in operating results;

•	changes in government regulation of the healthcare industry;

•	failure to meet estimates or expectations of the market; and

•	rate of acceptance of hearing aid products in the geographic markets we are targeting.
     Any of these conditions may cause the price of HearUSA common stock to fall, which may reduce business and financing opportunities available to us and reduce your ability to sell your shares at a profit, or at all.
HearUSA might fail to maintain a listing for its common stock on the American Stock Exchange, making it more difficult for stockholders to dispose of or to obtain accurate quotations as to the value of their HearUSA stock.
     HearUSA common stock is presently listed on the American Stock Exchange. The American Stock Exchange will consider delisting a company’s securities if, among other things,
•	the company fails to maintain stockholder’s equity of at least $2,000,000 if the company has sustained losses from continuing operations or net losses in two of its three most recent fiscal years;

•	the company fails to maintain stockholder’s equity of $4,000,000 if the company has sustained losses from continuing operations or net losses in three of its four most recent fiscal years; or

•	the company has sustained losses from continuing operations or net losses in its five most recent fiscal years.
     HearUSA may not be able to maintain its listing on the American Stock Exchange, and there may be no public market for the HearUSA common stock. In the event the HearUSA common stock were delisted from the American Stock Exchange, trading, if any, in the common stock would be conducted in the over-the-counter market. As a result, you would likely find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, your HearUSA common stock.
If “penny stock” regulations apply to HearUSA common stock, you may not be able to sell or dispose of your shares.
     If HearUSA common stock were delisted from the American Stock Exchange, the “penny stock” regulations of the Securities and Exchange Commission might apply to transactions in the common stock. A “penny stock” generally includes any over-the-counter equity security that has a market price of less than $5.00 per share. The Commission regulations require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prescribed by the Commission relating to the penny stock. A broker-dealer effecting transactions in penny stocks must make disclosures, including disclosure of commissions, and provide monthly statements to the customer with information on the limited market in penny stocks. These requirements may discourage broker-dealers from effecting transactions in penny stocks. If the penny stock regulations were to become applicable to transactions in shares of HearUSA common stock, they could adversely affect your ability to sell or otherwise dispose of your shares.
Conversion of outstanding of HearUSA convertible subordinated notes and convertible preferred stock, and exercise of outstanding HearUSA options and warrants, could cause substantial dilution.
     As of September 26, 2005, outstanding convertible subordinated notes, convertible preferred stock, warrants and options of HearUSA included:
•	$7.5 million in convertible subordinated notes, convertible into approximately 4,285,715 shares of common stock, assuming any interest is paid in cash (all of which notes are subject to contractual restrictions preventing their conversion prior to December 2005);

•	Warrants to purchase approximately 5,214,853 shares of common stock (of which 3,609,893 are subject to contractual restrictions preventing their exercise prior to October or December 2005); and

•	Options to purchase approximately 5,725,502 shares of common stock.
     Approximately 1,550,000 of the shares described above are covered by the registration statement of which this prospectus forms a part. To the extent outstanding subordinated notes or shares of preferred stock are converted, options or warrants are exercised or additional shares of capital stock are issued, stockholders receiving HearUSA common stock will incur additional dilution.
Future sales of shares may depress the price of HearUSA common stock.
     If substantial stockholders sell shares of HearUSA common stock into the public market, or investors become concerned that substantial sales might occur, the market price of HearUSA common stock could decrease. Such a decrease could make it difficult for HearUSA to raise capital by selling stock or to pay for acquisitions using stock. In addition, HearUSA employees hold a significant number of options to purchase shares, many of which are presently exercisable. Employees may exercise their options and sell shares soon after such options become exercisable, particularly if they need to raise funds to pay for the exercise of such options or to satisfy tax liabilities that they may incur in connection with exercising their options.
Because of the HearUSA rights agreement and the related rights plan for the exchangeable shares, a third party may be discouraged from making a takeover offer which could be beneficial to HearUSA and its stockholders.
     HearUSA has entered into a rights agreement with The Bank of New York, as rights agent. HEARx Canada Inc. has adopted a similar rights plan relating to the exchangeable shares of HEARx Canada Inc. issued in connection with the acquisition of Helix. The rights agreements contain provisions that could delay or prevent a third party from acquiring HearUSA or replacing members of the HearUSA board of directors, even if the acquisition or the replacements would be beneficial to HearUSA stockholders. The rights agreements could also result in reducing the price that certain investors might be willing to pay for shares of the common stock of HearUSA and making the market price lower than it would be without the rights agreement.
Because HearUSA stockholders do not receive dividends, stockholders must rely on stock appreciation for any return on their investment in HearUSA.
     We have never declared or paid cash dividends on any of our capital stock. We currently intend to retain our earnings for future growth and, therefore, do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of HearUSA common stock will provide a return to investors who purchase or acquire common stock pursuant to this prospectus.
Other Risks Relating to the Business of HearUSA
We may not be able to access funds under our credit facility with Siemens if we cannot maintain compliance with the restrictive covenants contained therein, and we may incur a substantial penalty upon a change of control.
     On December 7, 2001, HearUSA and Siemens Hearing Instruments Inc. entered into a credit agreement pursuant to which HearUSA obtained a $51,875,000 secured credit facility from Siemens, which was amended in March 2003 to add a $3,500,000 secured loan facility. As of July 2, 2005, an aggregate of $19,458,358 in loans was outstanding under the credit facility. To continue to access the credit facility, we are required to comply with the terms of the credit facility, including compliance with restrictive covenants. There can be no assurance that we will be able to comply with these restrictive covenants in the future and, accordingly, may be unable to access the funds provided under the credit facility. In addition, if we are unable to comply with these restrictive covenants, we may be found in default by Siemens and face other penalties under the credit agreement. As part of our agreement with Siemens, if we undergo a change of control resulting from the sale of HearUSA to another manufacturer of hearing aids or related products and terminate our agreements with Siemens, we must pay $50 million to Siemens.

We may not be able to obtain additional capital on reasonable terms, or at all, to fund our operations.
     If capital requirements vary from those currently planned or losses are greater than expected, HearUSA may require additional financing. If additional funds are raised through the issuance of convertible debt or equity securities, the percentage ownership of existing stockholders may be diluted, the securities issued may have rights and preferences senior to those of stockholders, and the terms of the securities may impose restrictions on operations. If adequate funds are not available on reasonable terms, or at all, we will be unable to take advantage of future opportunities to develop or enhance our business or respond to competitive pressures and possibly even to remain in business.
Future acquisitions or investments could negatively affect our operations and financial results or dilute the ownership percentage of our stockholders.
     We expect to review acquisition and investment prospects that would complement or expand our current services or otherwise offer growth opportunities. We may have to devote substantial time and resources in order to complete potential acquisitions. We may not identify or complete acquisitions in a timely manner, on a cost-effective basis, or at all.
     In the event of any future acquisitions, HearUSA could:
•	issue additional stock that would further dilute our current stockholders’ percentage ownership;

•	incur debt;

•	assume unknown or contingent liabilities; or

•	experience negative effects on reported operating results from acquisition-related charges and amortization of acquired technology, goodwill and other intangibles.
     These transactions involve numerous risks that could harm operating results and cause the price of HearUSA common stock price to decline, including:
•	potential loss of key employees of acquired organizations;

•	problems integrating the acquired business, including its information systems and personnel;

•	unanticipated costs that may harm operating results;

•	diversion of management’s attention from business concerns; and

•	adverse effects on existing business relationships with customers.

Any of these risks could harm the business and operating results of HearUSA.
Increased exposure to currency fluctuations could have adverse effects on our reported earnings.
     Most of HearUSA’s revenues and expenses are denominated in U.S. dollars. However, some of our revenues and expenses are denominated in Canadian dollars and, therefore, we are exposed to fluctuations in the Canadian dollar. As a result, our earnings will be affected by increases or decreases in the Canadian dollar. Increases in the value of the Canadian dollar versus the U.S. dollar would tend to increase reported earnings (or reduce losses) in U.S. dollar terms, and decreases in the value of the Canadian dollar versus the U.S. dollar would tend to reduce reported earnings (or increase losses).
FORWARD-LOOKING STATEMENTS
     This prospectus contains and incorporates by reference forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties and include, in particular, statements about our plans, strategies and prospects under the heading “The Company” in this prospectus and “Management’s Discussion and Analysis of Results of Operations and of Financial Condition” in our annual report on Form 10-K.

You can identify certain forward-looking statements by our use of forward-looking terminology such as the words “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the “Risk Factors” section and elsewhere in and incorporated by reference in this prospectus. We do not undertake to update or revise these forward-looking statements to reflect new events or circumstances.
USE OF PROCEEDS
     HearUSA will not receive any proceeds from the sale of the shares being offered by the selling stockholders. We might receive cash payment of the exercise price upon exercise of certain warrants held by the selling stockholders, which amounts we intend to use for general corporate purposes.
SELLING STOCKHOLDERS
     HearUSA is registering the shares of common stock offered by this prospectus on behalf of the selling stockholders listed in the table below. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.
     All of the shares of common stock offered by this prospectus are issuable pursuant to warrants, all issued in our $5.5 million private placement in August 2005 of our 7% Subordinated Notes (due 2008). Of these, 55,000 shares of the common stock are issuable pursuant to a warrant that was issued to the placement agent, C.E. Unterberg Towbin in connection with that private placement. These warrants may be exercised at any time until August 2010. The warrants have an exercise price of $2.00 per share.
     The following table sets forth the names of the selling stockholders, the number of shares of common stock beneficially owned by each selling shareholder, the number of shares that may be offered for resale under this prospectus, the number of shares and percentage (if greater than one percent) of common stock that will be beneficially owned by the selling stockholders after this offering is completed. The number of shares in the column “Shares Being Offered” represents all of the shares that the selling stockholders may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them. The selling stockholders are not required to sell all or any shares offered by this prospectus. The table assumes that all shares being offered in this offering are sold to non-affiliates of the selling stockholders.
     As shown in the following table, certain of the selling stockholders are, or are affiliates of, directors and/or officers of HearUSA. None of the other selling stockholders have had any position, office or other material relationship with HearUSA within the past three years except as a result of the ownership of the shares offered by this prospectus.

			Shares	% of Common Stock
	Shares Beneficially		Beneficially	Beneficially Owned
	Owned Prior	Shares Being	Owned	After Offering (if
Name of Selling Shareholder	to Offering	Offered	After Offering	greater than 1%)
C.E. Unterberg, Towbin Capital Partners I, L.P.	191,360	136,360	0

C.E. Unterberg Towbin LP	191,360	55,000	0

Kevin Casey	20,454	20,454	0

Castle Creek Technology Partners LLC	136,360	136,360	0

Cordillera Fund, L.P.	204,540	204,540	0

Graham Partners LP	410,996	149,996	261,000

William Kane Mahon	70,272	27,272	43,000

MidSouth Investor Fund LP	81,816	81,816	0

Nite Capital LP	68,180	68,180	0

			Shares	% of Common Stock
	Shares Beneficially		Beneficially	Beneficially Owned
	Owned Prior	Shares Being	Owned	After Offering (if
Name of Selling Shareholder	to Offering	Offered	After Offering	greater than 1%)
Richard Press	585,944	54,544	531,400	1.66%

Shea Ventures LP	204,540	204,540	0

Smithfield Fiduciary LLC	136,360	136,360	0

Straus Partners LP	136,360	74,998	0

Straus-GEPT Partners LP	136,360	61,362	0

Whalehaven Capital Fund Limited	143,178	143,178	0

Total	2,718,350	1,554,960	835,400
PLAN OF DISTRIBUTION
     The selling stockholders and any of their pledgees, assignees and successors in interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.
     The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If the selling stockholders default on a margin loan, the broker may, from time to time, offer and sell the pledged shares.
     Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such persons and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     HearUSA is required to pay all fees and expenses incident to the registration of the shares, but is not obligated and will not pay any commissions or discounts in connection with the sales to be made by the selling stockholders. HearUSA has agreed to indemnify certain of the selling stockholders and these selling stockholders have agreed to indemnify HearUSA against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
COMMON STOCK
     Each share of HearUSA common stock trades with and has attached to it a right to purchase shares of preferred stock. The terms of the rights are set forth in an amended and restated rights agreement dated as of July 11, 2002, between HearUSA and The Bank of New York, as rights agent. Each right entitles the holder to purchase from HearUSA one one-hundredth of a share of Series H Junior Participating Preferred Stock, par value $1.00 per share, at a price of $28.00, subject to adjustment. The rights will be evidenced by common stock certificates and are not exercisable until the earlier of:
•	the close of business on the tenth business day following the date of public announcement of or the date on which HearUSA first has notice or determines that a person or group of affiliated or associated persons has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of HearUSA voting stock without the prior express written consent of the Board of Directors, or

•	the close of business on the tenth business day following the commencement of a tender offer or exchange offer by a person, without the prior written consent of the Board of Directors, which offer, upon consummation would result in such person’s control of 15% or more of HearUSA voting stock.
     If not exercised by the holders or earlier redeemed or exchanged by HearUSA, the rights will expire on December 14, 2009. The purchase price payable, and the number of share of Series H preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution by action of the Board of Directors and in circumstances described in the Rights Agreement.
AVAILABLE INFORMATION
     We have filed with the Securities and Exchange Commission, Washington, DC 20549, a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to HearUSA and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.
     A copy of the registration statement, and the exhibits and schedules filed with it, may be inspected without charge at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, DC 20549, and the Commission’s regional office located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including HearUSA. The address of the site is http://www.sec.gov. The registration statement, including all its exhibits and amendments, has been filed electronically with the Commission.
INFORMATION INCORPORATED BY REFERENCE
     The Commission allows us to “incorporate by reference” the information we provide in documents filed with the Commission, which means that we can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the

Commission, modifies and replaces this information. We incorporate by reference the following documents we have filed with the Commission:
(a)	Annual Report on Form 10-K for the fiscal year ended December 25, 2004 (File No. 001-11655);

(b)	Quarterly Reports on Form 10-Q for the fiscal quarters ended April 2, 2005 and July 2, 2005 (File No. 001-11655);

(c)	Current Reports on Form 8-K filed on August 24, 2005 and September 2, 2005; and

(d)	The description of the common stock contained in the company’s Registration Statement on Form 8-A, filed on March 4, 1996 (File No. 001-11655).
     In addition, all documents filed by HearUSA with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those deemed furnished on Form 8-K) after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents.
     You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling Secretary, HearUSA, Inc., 1250 Northpoint Parkway, West Palm Beach, Florida 33407, telephone (561) 478-8770.
LEGAL MATTERS
     The legality of the shares of common stock offered by this prospectus has been passed upon for HearUSA by Bryan Cave LLP, Washington, D.C.
EXPERTS
     The consolidated financial statements and schedule of HearUSA, Inc. incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by HearUSA in connection with the sale and distribution of the shares registered hereby:

SEC registration fee	$291
AMEX additional listing fee	45,000	*
Accounting fees and expenses	18,000	*
Legal fees and expenses	25,000	*
Total	$88,291	*

*	Estimated
Item 15. Indemnification of Directors and Officers
     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such persons’ heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.
     Article VII of the HearUSA By-laws provides that HearUSA shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the DGCL.
     Section 102(b)(7) of DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article 7 of the HearUSA Certificate of Incorporation provides that the directors of the company shall have no personal liability to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent provided by Section 102(b)(7).
Item 16. Exhibits
     See Exhibit Index.
Item 17. Undertakings
     (a) The undersigned registrant hereby undertakes:
1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement. To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on September 23, 2005.

HearUSA, Inc.

BY:	/s/ Stephen J. Hansbrough

Name: Stephen J. Hansbrough
Title: President and Chief Executive Officer
POWER OF ATTORNEY
     Each person whose signature appears below hereby constitutes and appoints Paul A. Brown, MD and Stephen J. Hansbrough, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in furtherance of the foregoing, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Paul A. Brown	Chairman of the Board and Director	September 23, 2005

Paul A. Brown, M.D.

/s/ Stephen J. Hansbrough	Chief Executive Officer and Director	September 23, 2005

Stephen J. Hansbrough	(principal executive officer)

/s/ Gino Chouinard	Chief Financial Officer	September 23, 2005

Gino Chouinard	(principal accounting officer)

/s/ Thomas W. Archibald	Director	September 23, 2005

Thomas W. Archibald

/s/ Joseph L. Gitterman III	Director	September 23, 2005

Joseph L. Gitterman III

/s/ Michel Labadie	Director	September 23, 2005

Michel Labadie

/s/ David J. McLachlan	Director	September 23, 2005

David J. McLachlan

EXHIBIT INDEX

Exhibit
No.	Description
2.1	Amended and Restated Merger Agreement, dated November 6, 2001, between HEARx and Helix Hearing Care of America Corp. (incorporated herein by reference as Exhibit 2.1 to the Company’s Joint Proxy Statement/Prospectus on Form S-4 (Reg. No. 333-73022)).

2.2	Interim Order issued by the Superior Court of Quebec and Notice of Application (incorporated herein by reference as Exhibit 2.2 to the Company’s Joint Proxy Statement/Prospectus Form S-4 (Reg. No. 333-73022)).

2.3	Plan of Arrangement, including exchangeable share provisions (incorporated herein by reference as Exhibit 2.3 to the Company’s Joint Proxy Statement/Prospectus on Form S-4 (Reg. No. 333-73022)).

3.1	Restated Certificate of Incorporation of HEARx Ltd., including certain certificates of designations, preferences and rights of certain preferred stock of the Company (incorporated herein by reference as Exhibit 3 to the Company’s Current Report on Form 8-K, filed May 17, 1996 (File No. 001-11655)).

3.2	Amendment to Restated Certificate of Incorporation (incorporated herein by reference as Exhibit 3.1A to the Company’s Quarterly Report on Form 10-Q for the period ended June 28, 1996 (File No. 001-11655)).

3.3	Amendment to Restated Certificate of Incorporation including one for ten reverse stock split and reduction of authorized shares (incorporated herein as Exhibit 3.5 to the Company’s Quarterly Report on Form 10-Q for the period ending July 2, 1999 (File No. 001-11655)).

3.4	Amendment to Restated Certificate of Incorporation including an increase in authorized shares and change of name (incorporated herein by reference as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed July 17, 2002 (File No. 001-11655)).

3.5	Certificate of Designations, Preferences and Rights of the Company’s 1999 Series H Junior Participating Preferred Stock (incorporated herein by reference as Exhibit 4 to the Company’s Current Report on Form 8-K, filed December 17, 1999 (File No. 001-11655)).

3.6	Certificate of Designations, Preferences and Rights of the Company’s Special Voting Preferred Stock (incorporated herein by reference as Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed July 19, 2002 (File No. 001-11655)).

3.7	Amendment to Certificate of Designations, Preferences and Rights of the Company’s 1999 Series H Junior Participating Preferred Stock (incorporated herein by reference as Exhibit 4 to the Company’s Current Report on Form 8-K, filed July 17, 2002 (File No. 001-11655)).

3.8	Certificate of Designations, Preferences and Rights of the Company’s 1998-E Convertible Preferred Stock (incorporated herein by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed August 28, 2003 (File No. 001-11655)).

3.9	Amended and Restated By-Laws of HearUSA, Inc. (incorporated by reference as Exhibit 3.1 to the Company’s Current Report on Form 8-K dated May 9, 2005).

4.1	Specimen of Certificate representing common stock (incorporated herein by reference as Exhibit 4.1 to the Company’s Registration Statement on Form S-18, filed September 4, 1987 (Reg. No. 33-17041-NY)).

4.2	Amended and Restated Rights Agreement, dated July 11, 2002 between HEARx and the Rights Agent, which includes an amendment to the Certificate of Designations, Preferences and Rights of the Company’s 1999 Series H Junior Participating Preferred Stock (incorporated herein by reference as Exhibit 4.9.1 to the Company’s Joint Proxy/Prospectus on Form S-4 (Reg. No. 333-73022)).

Exhibit
No.	Description
5	Opinion of Bryan Cave LLP.

23.1	Consent of BDO Seidman, LLP.*

23.2	Consent of Bryan Cave LLP (included in Exhibit 5).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.